Exhibit 4.14

November 3, 2020

Rosemina Merchant.

2 Bloor St. W, 7th Floor

Toronto, ON    M4W 3E2

Dear Rosemina,

We are asking you to agree to certain changes to the written employment agreement dated January 1, 2013 as amended March 1, 2015, October 1, 2016 and September 21, 2017 (your "Employment Agreement") a copy of which is enclosed with this amendment letter).

We have set out the changes that will be made to the terms of your Employment Agreement, below. Please sign and return this document to indicate your acceptance of these changes. Once you have accepted the changes, this document will constitute an official amendment to the terms of your Employment Agreement.

1.	Change to your Base Salary - Section 3.1(a) will be modified to reflect your new Base Salary of Cdn $295,000 which is effective as of April 1, 2020.

Addition of 3.1(d) – Retirement Contribution – Effective April 1, 2020 the Company will annually deposit $26,000 to an RRSP account of the Executive’s choosing by February 28th of the following year (i.e. February 28, 2021)

2.	Changes to your Bonus Structure – Section 3.3 will be modified to reflect your new bonus rate of 40 percent effective April 1, 2020.

Finally, all other terms and conditions of your Employment Agreement shall remain the same.

Thank you for taking the time to carefully consider this letter. Please return a signed copy at your earliest convenience. In the meantime, if you have any questions please do not hesitate to contact the undersigned.

Yours Sincerely,

Medicenna Therapeutics

Signed: /s/ Elizabeth Williams

I hereby agree to amend the terms and conditions of my Employment Agreement, as described above. All remaining terms and conditions of my employment will remain in effect, unchanged by this consent.

Signed: /s/ Rosemina Merchant Rosemina Merchant	Date: December 10, 2020